210, 1167 Kensington Cr. N.W.
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech® Inc. Collaborators Present Positive REOLYSIN® Trial Results and Research at EORTC-NCI-AACR Symposium

CALGARY, AB, November 9, 2012 --- Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced three poster presentations covering expanded results from: a Phase II clinical trial using intravenous administration of REOLYSIN in combination with paclitaxel and carboplatin in patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours (REO 016), a Phase II clinical trial using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer (REO 017), as well as preclinical research in Ras-activated pancreatic cancer. The presentations are being made at the EORTC-NCI-AACR Symposium on Molecular Targets and Cancer Therapeutics being held in Dublin, Ireland from November 6th through 9th, 2012.

“We continue to expand our library of positive clinical data in a variety of indications like lung and pancreatic cancers,” said Dr. Brad Thompson, President and CEO of Oncolytics. “Positive results from these earlier studies have further validated our decisions to advance both these indications into randomized Phase II testing.”

The poster presentation titled “Phase II Trial of Oncolytic Reovirus in Combination with Chemotherapy in NSCLC Pts with Kras Activated Tumors” covers the latest results from the REO 016 study. Thirty-three of a planned 36 patients had received Reovirus (REOLYSIN) (3 x 1010 TCID50) intravenously daily on days one to five, in combination with carboplatin and paclitaxel.  Molecular tumor demographics included: 16 Kras, three EGFR, four BRAF mutations, and 10 EGFR amplified only. Response evaluation to date among 30 evaluable patients showed 27 patients had stable disease or better for a 90% clinical benefit rate (nine partial response (PR) (30%) and 18 stable disease (SD) (60%)). Three patients had progressive disease (PD) as their best response.

The poster presentation titled “A study of REOLYSIN in Combination with Gemcitabine in Patients with Advanced Pancreatic Adenocarcinoma” covers updated results from the REO 017 study. The trial is a 33-patient study using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted.   If three or more responses were observed (defined as complete response (CR), PR or SD for 12 weeks or more) among the 17 patients, the study would enroll an additional 16 patients for a total of 33 evaluable patients.  As previously disclosed, this initial endpoint was met after six evaluable patients were enrolled and the study continued to enroll the total of 33 patients. The treatment was well tolerated. Response evaluation to date among 25 evaluable patients showed 20 patients had stable disease or better (one PR, one unconfirmed PR, 6 SD at six weeks, and 12 SD at 12 or more weeks). Five patients had PD as their best response.  A number of patients remain on study with some too early in their treatments to evaluate.

The poster presentation titled “Reovirus Therapy Induces Endoplasmic Reticular (ER) Stress and Apoptosis in RAS-Activated Pancreatic Cancer” discusses findings from preclinical research conducted using REOLYSIN. The researchers demonstrated that cells with activated RAS are under intrinsically higher levels of ER stress and that reovirus infection leads to enhanced ER stress and apoptosis in mutant RAS pancreatic cancer cells. Further induction of ER stress with bortezomib increases the efficacy of REOLYSIN against pancreatic cancer cells.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of human trials using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's expectations related to the U.S. Phase II clinical trial investigating REOLYSIN in combination with paclitaxel and carboplatin patients with non-small cell lung cancer (NSCLC) with Kras or EGFR-activated tumours, the U.S. Phase II clinical trial investigating REOLYSIN in combination with Gemcitabine in patients with advanced or metastatic pancreatic cancer, the preclinical work conducted in RAS-activated pancreatic cancers, and the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	Dian Griesel Inc. Tom Caden 398 West Broadway, 2nd Floor New York, NY 10012 Tel: 212.825.3210 tcaden@dgicomm.com